CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$500,000	$15.35

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $456,606.13 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $15.35 offset against the registration fee due for this offering and of which $456,590.78 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 562 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 69-I dated February 21, 2007	Registration Statement No. 333-130051 Dated July 27, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $500,000 Return Notes Linked to the JPMorgan IncomeFX Strategy due July 30, 2009

General

  The notes are designed for investors who seek to participate in the appreciation of the JPMorgan IncomeFX Strategy as described below. Investors should be willing to forgo interest payments and, if the Strategy Closing Value declines by more than 9.10%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 30, 2009†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on July 27, 2007 and are expected to settle on or about July 31, 2007.

Key Terms

Underlying:	JPMorgan IncomeFX Strategy (“IncomeFX”)
Payment at Maturity:

Payment at maturity will reflect the performance of IncomeFX plus the Additional Amount. The principal amount of your notes will be fully exposed to any decline in the Strategy Closing Value, except that in all cases you will receive the Additional Amount at maturity. Accordingly, at maturity, you will receive an amount calculated as follows:

$1,000 x (1 + Strategy Return) + Additional Amount
You may lose some or all of your investment (other than the Additional Amount) if the Strategy Closing Value declines.
Additional Amount:	$91.00
Strategy Return:	Ending Strategy Value – Initial Strategy Value Initial Strategy Value

Initial Strategy Value:	The Strategy Closing Value on the pricing date, which was 111.06.
Ending Strategy Value:	The Strategy Closing Value on the Observation Date.
Observation Date†:	July 27, 2009
Maturity Date†:	July 30, 2009
CUSIP:	48123JP45
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 69-I.

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 69-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$22	$978

Total	$500,000	$11,000	$489,000

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $22.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 69-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $22.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 27, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 69-I dated February 21, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 10, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 69-I, as the notes involve risks not associated with conventional debt securities.

We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 69-I dated February 21, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000565/e26362_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

JPMorgan IncomeFX Strategy

       The JPMorgan IncomeFX Strategy was developed in 2005 by J.P. Morgan Securities Ltd. (“JPMSL”) to implement a currency trading strategy generally known as “positive carry.” A positive carry strategy seeks to capitalize on the relationship between eligible currency pairs by attempting to earn a return, or “carry,” by buying currencies of countries with relatively high interest rates and simultaneously selling currencies of countries with relatively low interest rates. IncomeFX synthetically implements this trading strategy by replicating notional trading positions in four different currency pairs that have the highest absolute “Carry-to-Risk Ratio.” The notional currency trading positions are weighted equally and rebalanced on the first business day of each calendar month. The initial IncomeFX Strategy Value was calculated on November 1, 2005 and set equal to a reference value of 100.

       IncomeFX is described as a “notional” or “synthetic” portfolio because its reported value does not represent the value of any actual assets held by any person. The IncomeFX Strategy Value on any business day references the value of a hypothetical portfolio of currency positions, minus an index adjustment of one percent (1%) per annum, which accrues daily on an actual/360 basis. This amount is deducted by and paid to JPMSL, which acts as Strategy Calculation Agent for IncomeFX. Of this 1.0% adjustment, 70% will finance the calculation of the IncomeFX Strategy Value on every business day and to pay for the monthly rebalancing calculations. The remaining 30% of the index adjustment fee will be recognized by JPMSL as commission. This commission is included in the total fees and commissions disclosed on the cover of the pricing supplement.

       The IncomeFX Strategy Value will depend in part on the “carry” that the strategy can earn from the difference in interest rates for the two currencies for each currency pair. In general, a higher “carry” will increase the IncomeFX Strategy Value. The IncomeFX Strategy Value will also depend on the value of the notional currency trading positions taken by IncomeFX on each rebalancing date. If the currencies in which IncomeFX takes a long position appreciate relative to the currencies in which IncomeFX has taken a short position, the IncomeFX Strategy Value will rise. If the currencies in which IncomeFX takes a long position depreciate relative to the currencies in which IncomeFX has taken a short position, the IncomeFX Strategy Value will decline.

       Leverage used in IncomeFX will amplify the magnitude of changes in the IncomeFX Strategy Value. IncomeFX allows for leverage of up to 200% to achieve (or attempt to achieve) its target carry of 5%. See “Selected Risk Considerations — Leverage Used in the IncomeFX will Amplify the Magnitude of Changes in the IncomeFX Strategy Value” in this pricing supplement for additional information.

       The table below sets forth the potential universe of currency pairs that may be held in the IncomeFX synthetic portfolio, each of which we refer to as an “Eligible Currency Pair.”

Currency One	Currency Two
Euro (EUR)	United States Dollar (USD)
Japanese Yen (JPY)	USD
Pound Sterling (GBP)	USD
Swiss Franc (CHF)	USD
Norwegian Krone (NOK)	USD
Swedish Krona (SEK)	USD
Australian Dollar (AUD)	USD
New Zealand Dollar (NZD)	USD
Canadian Dollar (CAD)	USD
Japanese Yen (JPY)	Euro (EUR)
Pound Sterling (GBP)	EUR
Swiss Franc (CHF)	EUR
Norwegian Krone (NOK)	EUR
Swedish Krona (SEK)	EUR

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan IncomeFX Strategy	PS-1

       As of the most recent rebalancing of IncomeFX, which took place on July 2, 2007, the synthetic portfolio included the following Eligible Currency Pairs: (1) USD (long) and JPY (short), (2) EUR (long) and CHF (short), (3) EUR (long) and JPY (short), and (4) GBP (long) and EUR (short).

       The IncomeFX Strategy Value is published each business day under the Bloomberg ticker symbol “IFXJPMUS” and we expect it to continue to be published through maturity of the notes.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE JPMORGAN INCOMEFX STRATEGY — The notes provide the opportunity to participate in the appreciation of the JPMorgan IncomeFX Strategy and to enhance returns by providing an additional payment of $91.00 at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO THE JPMORGAN INCOMEFX STRATEGY — The return on the notes is linked to the JPMorgan IncomeFX Strategy. The JPMorgan IncomeFX Strategy seeks to implement a currency trading strategy known as “positive carry.” IncomeFX uses the “positive carry” strategy to capitalize on the return, known as the “carry,” that can be earned from buying currencies of countries with high interest rates and simultaneously selling currencies of countries with low interest rates. IncomeFX implements this strategy by replicating notional trading positions in four different currency pairs that have the highest absolutely carry-to-risk-ratio. For additional information about IncomeFX, see the information set forth under “The JPMorgan IncomeFX Strategy” in the accompanying product supplement no. 69-I.
  ORDINARY OR CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 69-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” that is subject to the Treasury Regulations under Section 988 of the Internal Revenue Code for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as ordinary gain or loss, unless you make a valid election under Section 988 before the close of the day on which you acquire the notes to treat such gain or loss as capital gain or loss. Assuming such an election is made, such gain or loss should be long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in IncomeFX or any of the component currencies of IncomeFX. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 69-I dated February 21, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal (other than the Additional Amount). The return on the notes is linked to the performance of IncomeFX, and will depend on whether, and the extent to which, the Strategy Return is positive or negative. Your investment will be fully exposed to any decline in the Strategy Closing Value, although in all cases you will receive the Additional Amount at maturity.
  AN INVESTMENT IN NOTES LINKED TO INCOMEFX CARRIES THE RISKS ASSOCIATED WITH THE INCOME FX “POSITIVE CARRY” STRATEGY — The performance of IncomeFX will be determined by the implied and realized exchange rates, volatility and interest rates. If the currency pairs chosen on each rebalancing date move against the direction targeted by the strategy, IncomeFX will perform poorly. This negative performance may be amplified by potential leverage employed in the strategy. No assurance can be given that the investment strategy used to construct IncomeFX will be successful or that IncomeFX will outperform any alternative basket or strategy that might be constructed from the underlying currencies.
  INCOMEFX HAS A LIMITED OPERATING HISTORY — IncomeFX was created on November 1, 2005. The Strategy Calculation Agent has calculated the returns that hypothetically might have been generated had the strategy been used in the past, but those calculations are subject to many limitations. Unlike historical performance, such calculations do not reflect actual trading, liquidity constraints, fees and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might calculate materially different hypothetical performance. In addition, any past performance, hypothetical or otherwise, does not guarantee future performance. Regardless of the hypothetical and historical performance of IncomeFX, IncomeFX could decline below the Initial Strategy Value and you could lose some or all of your principal, other than the Additional Amount.
  LEVERAGE USED IN INCOMEFX WILL AMPLIFY THE MAGNITUDE OF CHANGES IN THE STRATEGY CLOSING VALUE — IncomeFX allows for leverage of up to 200% so as to achieve (or come closer to achieving) its target carry of 5%. While the use of leverage by IncomeFX presents opportunities for increasing the return from the notional currency trading positions in the relevant currency pairs included in IncomeFX, it increases the potential risk of loss as well. Any event that adversely affects the value of a notional currency trading position in any relevant currency pair will be magnified to the extent that IncomeFX is leveraged. The combination of foreign exchange rate volatility and leverage can further increase the risk of loss.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably and in unexpected ways during the term of the notes. Any return from the currency for any currency pair included in IncomeFX may be reduced or eliminated entirely due to movements in the exchange rate for that currency pair, which may result in a substantial loss. The value of each currency that underlies IncomeFX is at any moment a result of the supply and demand for the currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the underlying currencies’ countries, and economic and political developments in other relevant countries.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan IncomeFX Strategy	PS-2
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the underlying currencies’ countries and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in the underlying currencies’ countries.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the underlying currencies’ countries and those of other countries important to international trade and finance.
  In addition, the Strategy Closing Value is calculated and published in U.S. dollars. Accordingly, movements in the foreign exchange rate for each currency in a currency pair and U.S. dollars will also have an impact on the Strategy Closing Value. Since foreign exchange rates are unpredictable, such movements could have a material adverse impact on the Strategy Closing Value.
  OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT CURRENCY POSITIONS — The return on your notes will not reflect the return you would realize if you actually held currency positions replicating the relevant currency pairs of IncomeFX. The IncomeFX synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights or interests in any currency positions. Furthermore, the IncomeFX synthetic portfolio is subject to monthly rebalancing and an index adjustment factor of 1% per year that will reduce its value relative to the value of the constituent currency positions.
  INTEREST RATES USED IN THE INCOMEFX STRATEGY MAY BE VOLATILE — IncomeFX takes positions in specified currencies based on the carry for certain currency pairs. Carry is the amount of money earned from borrowing in a country with a low interest rate and investing in a country with a high interest rate. Therefore, the interest rates for various currencies are used in the calculation of the Strategy Closing Value and in the determination of the currency pairs to be included in the notional currency portfolio for any given month. Interest rates, however, are subject to volatility due to a variety of factors, including:
    sentiment regarding underlying strength in the economies of the countries whose currencies constitute the constituents of IncomeFX;
    expectation regarding the level of price inflation;
    sentiment regarding credit quality in countries whose currencies constitute the constituents of IncomeFX and in global credit markets;
    the policies of worldwide central banks regarding interest rates; and
    performance of capital markets.
  Fluctuations in interest rates could affect the Strategy Closing Value and thus the value of your notes.
  There can be no assurance that IncomeFX will earn the target carry of 5% per year or that IncomeFX will outperform an alternative strategy.
  THE REPORTED LEVEL OF INCOMEFX WILL INCLUDE THE DEDUCTION FOR AN INDEX ADJUSTMENT FACTOR — One way in which IncomeFX differs from a typical index is that its daily reported level includes a deduction from its calculated value of a hypothetical adjustment assessed at an annual rate of 1.0%. This amount is deducted by and paid to JPMSL, which acts as Strategy Calculation Agent for IncomeFX. Of this 1.0% adjustment, 70% will finance the calculation of the Strategy Closing Value on every business day and to pay for the monthly rebalancing calculations. This hypothetical fee is deducted each business day and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the Strategy Closing Value will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted. The remaining 30% of the index adjustment fee will be recognized by JPMSL as commission. This commission is included in the total fees and commissions disclosed on the cover of the pricing supplement.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the notes linked to IncomeFX, including acting as Strategy Calculation Agent — the entity that calculates the value of the IncomeFX Strategy Value — and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Strategy Calculation Agent, the calculation agent and other affiliates of ours would be potentially adverse to your interests as an investor in such notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Strategy Closing Value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in IncomeFX and the underlying currencies;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in the countries of the currencies composing IncomeFX;
    the exchange rate and the volatility of the exchange rate among each of the underlying currencies;
    economic, financial, political, regulatory or judicial events that affect the currencies included in IncomeFX or the market for currencies generally; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan IncomeFX Strategy	PS-3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for IncomeFX?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Strategy Value of 115 and reflect the Additional Amount of $91.00. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Strategy Value	Strategy Return	Strategy Return x Participation Rate (100%)	Additional Amount		Strategy Return x Principal		Payment at Maturity

207.00	80.00%	80%	$91	+	$1,800	=	$1,891
195.50	70.00%	70%	$91	+	$1,700	=	$1,791
184.00	60.00%	60%	$91	+	$1,600	=	$1,691
172.50	50.00%	50%	$91	+	$1,500	=	$1,591
161.00	40.00%	40%	$91	+	$1,400	=	$1,491
149.50	30.00%	30%	$91	+	$1,300	=	$1,391
138.00	20.00%	20%	$91	+	$1,200	=	$1,291
126.50	10.00%	10%	$91	+	$1,100	=	$1,191
120.75	5.00%	5%	$91	+	$1,050	=	$1,141
115.00	0.00%	0%	$91	+	$1,000	=	$1,091
103.50	-10.00%	-10%	$91	+	$900	=	$991
92.00	-20.00%	-20%	$91	+	$800	=	$891
80.50	-30.00%	-30%	$91	+	$700	=	$791
69.00	-40.00%	-40%	$91	+	$600	=	$691
57.50	-50.00%	-50%	$91	+	$500	=	$591
46.00	-60.00%	-60%	$91	+	$400	=	$491
34.50	-70.00%	-70%	$91	+	$300	=	$391
23.00	-80.00%	-80%	$91	+	$200	=	$291
11.50	-90.00%	-90%	$91	+	$100	=	$191
0	-100%	-100%	$91	+	$91	=	$91

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Strategy Closing Value increases from the Initial Strategy Value of 115 to an Ending Strategy Value of 120.75. Because the Ending Strategy Value of 120.75 is greater than the Initial Strategy Value of 115, the investor receives a payment at maturity of $1,141 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) + $91 = $1,141

Example 2: The Strategy Closing Value decreases from the Initial Strategy Value of 115 to an Ending Strategy Value of 80.50. Because the Ending Strategy Value of 80.50 is less than the Initial Strategy Value of 115, the investor receives a payment at maturity of $791 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -30%) + $91 = $791

Example 3: The Strategy Closing Value decreases from the Initial Strategy Value of 115 to an Ending Strategy Value of 0. Because the Ending Strategy Value of 0 is less than the Initial Strategy Value of 115, the investor receives a payment at maturity of $91 per $1,000 principal amount note, which reflects the Additional Amount, calculated as follows:

$1,000 x (1 + -100%) + $91 = $91

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan IncomeFX Strategy	PS-4

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of IncomeFX based on the hypothetical back-tested weekly Strategy Closing Values from January 1, 2002 through October 28, 2005, and the historical performance of IncomeFX based on weekly Strategy Closing Values from November 4, 2005 through July 27, 2007. The Strategy Closing Value on July 27, 2007 was 111.06. We obtained the Strategy Closing Values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of IncomeFX should not be taken as an indication of future performance, and no assurance can be given as to the Strategy Closing Value on the Observation Date. We cannot give you assurance that the performance of IncomeFX will result in the return of any of your initial investment in excess of the Additional Amount of $91.00 per $1,000 principal amount note. The data for the hypothetical back-tested performance of IncomeFX set forth in the following graph was calculated on materially the same basis on which the performance of IncomeFX is currently calculated.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan IncomeFX Strategy	PS-5